UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 9)

Under the Securities Exchange Act of 1934

Aspira Women’s Health, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

04537Y109

(CUSIP Number)

Larry N. Feinberg
c/o Oracle Investment Management, Inc.
262 Harbor Drive, 3rd Floor
Stamford, CT 06902

Copy to: Robert L. Lawrence, Esq. Kane Kessler, P.C. 666 Third Avenue, 23rd Floor New York, New York 10017 (212) 541-6222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2020

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

1	NAME OF REPORTING PERSON Larry N. Feinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 10,288,587 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 10,288,587 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,288,587 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.52%*
14	TYPE OF REPORTING PERSON IN

* Calculated based on a total of 97,841,188 shares of common stock outstanding, which is comprised of (i) 97,377,890 shares of common stock outstanding as of April 30, 2020, plus (ii) 463,298 shares of common stock that were issued on June 8, 2020 to the Reporting Persons in the aggregate upon the exercise of the Reporting Persons’ Warrants (as defined herein).

2

1	NAME OF REPORTING PERSON Oracle Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 10,288,587 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 10,288,587 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,288,587 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.52%*
14	TYPE OF REPORTING PERSON PN

* Calculated based on a total of 97,841,188 shares of common stock outstanding, which is comprised of (i) 97,377,890 shares of common stock outstanding as of April 30, 2020, plus (ii) 463,298 shares of common stock that were issued on June 8, 2020 to the Reporting Persons in the aggregate upon the exercise of the Reporting Persons’ Warrants (as defined herein).

3

1	NAME OF REPORTING PERSON Oracle Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 6,137,052 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 6,137,052 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,137,052 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.27%*
14	TYPE OF REPORTING PERSON PN

* Calculated based on a total of 97,841,188 shares of common stock outstanding, which is comprised of (i) 97,377,890 shares of common stock outstanding as of April 30, 2020, plus (ii) 463,298 shares of common stock that were issued on June 8, 2020 to the Reporting Persons in the aggregate upon the exercise of the Reporting Persons’ Warrants (as defined herein).

4

1	NAME OF REPORTING PERSON Oracle Investment Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 10,288,587 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 10,288,587 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,288,587 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.52%*
14	TYPE OF REPORTING PERSON CO

* Calculated based on a total of 97,841,188 shares of common stock outstanding, which is comprised of (i) 97,377,890 shares of common stock outstanding as of April 30, 2020, plus (ii) 463,298 shares of common stock that were issued on June 8, 2020 to the Reporting Persons in the aggregate upon the exercise of the Reporting Persons’ Warrants (as defined herein).

5

1	NAME OF REPORTING PERSON Oracle Ten Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 2,595,980 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,595,980 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,595,980 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.65%*
14	TYPE OF REPORTING PERSON PN

* Calculated based on a total of 97,841,188 shares of common stock outstanding, which is comprised of (i) 97,377,890 shares of common stock outstanding as of April 30, 2020, plus (ii) 463,298 shares of common stock that were issued on June 8, 2020 to the Reporting Persons in the aggregate upon the exercise of the Reporting Persons’ Warrants (as defined herein).

6

1	NAME OF REPORTING PERSON Oracle Institutional Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 1,555,555 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,555,555 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,555,555 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.59%*
14	TYPE OF REPORTING PERSON PN

* Calculated based on a total of 97,841,188 shares of common stock outstanding, which is comprised of (i) 97,377,890 shares of common stock outstanding as of April 30, 2020, plus (ii) 463,298 shares of common stock that were issued on June 8, 2020 to the Reporting Persons in the aggregate upon the exercise of the Reporting Persons’ Warrants (as defined herein).

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Item 1. Security and Issuer.

Pursuant to Rule 13d-2 under the Act, this Amendment No. 9 (this “Amendment”) amends and supplements the Schedule 13D filed on May 23, 2013, as previously amended by Amendment No. 1, filed on June 13, 2013, Amendment No. 2, filed on December 23, 2013, Amendment No. 3, filed on December 24, 2014, Amendment No. 4, filed on April 24, 2015, Amendment No. 5, filed on July 17, 2015, Amendment No. 6, filed on February 17, 2017, Amendment No. 7 filed on August 31, 2017, and Amendment No. 8, filed on April 23, 2018 (as amended, the “Schedule 13D”), and is being filed on behalf of Oracle Partners, L.P., a Delaware limited partnership (“Oracle Partners”), Oracle Ten Fund, LP, a Delaware limited partnership (“Oracle Ten Fund”), Oracle Institutional Partners, L.P., a Delaware limited partnership (“Oracle Institutional Partners”), Oracle Associates, LLC, a Delaware limited liability company and the general partner of Oracle Partners, Oracle Ten Fund and Oracle Institutional Partners (“Oracle Associates”), Oracle Investment Management, Inc., a Delaware corporation and the investment manager to Oracle Partners, Oracle Ten Fund and Oracle Institutional Partners (“Investment Manager”) and Larry N. Feinberg, the managing member of Oracle Associates and the sole shareholder, director and president of the Investment Manager (each of the foregoing, a “Reporting Person” and collectively, the “Reporting Persons”).  This Amendment relates to the common stock, par value $0.001 per share (“Common Stock”), of Aspira Women’s Health, Inc. (fka Vermillion, Inc.), a Delaware corporation (the “Company”).

Item 3. Source and Amount of Funds.

Item 3 is hereby amended by inserting the following at the end thereof:

The aggregate purchase price for the additional 463,298 shares of Common Stock acquired by Oracle Partners, L.P. on June 8, 2020 upon exercise of its Warrants was $833,936.40. All of the funds required to acquire these additional shares of Common Stock were furnished from the working capital of Oracle Partners, L.P.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended by the addition of the following:

On June 8, 2020, Oracle Partners acquired 463,298 additional shares of Common Stock upon exercise of warrants to purchase Common Stock at an exercise price of $1.80 per share (“Warrants”) held by Oracle Partners, for an aggregate purchase price of $833,936.40.

Item 5. Interest in Securities of the Issuer.

 Items 5(a)-(c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) As of June 8, 2020, Oracle Partners may be deemed to beneficially own 6,137,052 shares of Common Stock, representing 6.27% of the outstanding shares of Common Stock (based on (i) 97,377,890 shares of Common Stock outstanding, plus (ii) the 463,298 shares of Common Stock issued upon the exercise of the Warrants).

As of June 8, 2020, Oracle Institutional Partners may be deemed to beneficially own 1,555,555 shares of Common Stock, representing 1.59% of the outstanding shares of Common Stock (based on 97,377,890 shares of Common Stock outstanding, plus the 463,298 shares of Common Stock issued upon exercise of the Warrants).

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As of June 8, 2020, Oracle Ten Fund, may be deemed to beneficially own 2,595,980 shares of Common Stock, representing 2.65% of the outstanding shares of Common Stock (based on 97,377,890 shares of Common Stock outstanding, plus the 463,298 shares of Common Stock issued upon exercise of the Warrants).

As of June 8, 2020, Oracle Associates and Investment Manager due to its relationship with Oracle Partners, Oracle Ten Fund and Oracle Institutional Partners, and Mr. Feinberg, due to his respective relationships with the other Reporting Persons, may be deemed to beneficially own 10,288,587 shares of Common Stock, representing 10.52% of the outstanding shares of Common Stock (based on (i) 97,377,890 shares of Common Stock outstanding, plus (ii) the 463,298 shares of Common Stock issued upon the exercise of the Warrants).

The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or a group.

(c)	As of the date hereof, no transaction in the Shares had been effected by the Reporting Persons within the past 60 days, except as set forth in the Statement.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

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After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: June 11, 2020

ORACLE PARTNERS, L.P.

By: ORACLE ASSOCIATES, LLC, its general partner

By:	/s/ Larry N. Feinberg
Larry N. Feinberg, Managing Member

ORACLE INSTITUTIONAL PARTNERS, L.P.

By: ORACLE ASSOCIATES, LLC, its general partner

By:	/s/ Larry N. Feinberg
Larry N. Feinberg, Managing Member

ORACLE TEN FUND, L.P.

By: ORACLE ASSOCIATES, LLC, its general partner

By:	/s/ Larry N. Feinberg
Larry N. Feinberg, Managing Member

ORACLE ASSOCIATES, LLC

By:	/s/ Larry N. Feinberg
Larry N. Feinberg, Managing Member

ORACLE INVESTMENT MANAGEMENT, INC.

By:	/s/ Larry N. Feinberg
Larry N. Feinberg, Managing Member

/s/ Larry N. Feinberg
Larry N. Feinberg, Individually

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